UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Retail 401(k) Savings Plan
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium U.S. Retail 401(k) Savings Plan
We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 20, 2011

     AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2010	2009
Assets
Cash and cash equivalents	432,888	—
Investments at fair value (note 5):
Mutual funds	186,524,175	246,794,155
Common trust funds	102,658,536	—
Collective trust	88,178,055	95,564,327
Common stock	59,996,909	45,117,022

Total investments	437,357,675	387,475,504

Receivables:
Participant contributions	591,157	274,919
Employer contributions	9,769,758	353,670
Notes receivable from participants	8,909,833	8,537,430

Total receivables	19,270,748	9,166,019

Total assets	457,061,311	396,641,523

Liabilities
Operating payables	—	58,337

Total liabilities	—	58,337

Net assets reflecting all investments at fair value	457,061,311	396,583,186
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	—	(2,366,350)

Net assets available for plan benefits	457,061,311	394,216,836

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31
(U.S. dollars)

2010
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	57,187,936
Interest and dividends	4,037,362

61,225,298

Contributions:
Participants	21,710,523
Employer	20,876,027
Rollover	1,378,409

43,964,959

Interest income on notes receivable from participants	438,085

Total additions	105,628,342

Deductions
Distributions paid to participants	37,518,759
Administrative expenses	5,750
Affiliated plan transfers, net	5,259,358

42,783,867

Net increase	62,844,475

Net assets available for plan benefits:
Beginning of year	394,216,836

End of year	457,061,311

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan or the Agrium Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc. The trustee of the Plan at December 31, 2009 and through October 31, 2010 was SEI Private Trust Company. Effective November 1, 2010, the trustee was changed to T. Rowe Price Trust Company.

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	Participant Eligibility, Plan Entry, and Contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are eligible to immediately participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2010, discretionary additional Company contributions totaled $8,998, 286. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2010.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than 3	50%
3 or more	100%
Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. For 2010, forfeitures applied to Company contributions totaled $844,040. The balance of forfeited nonvested accounts was not material at December 31, 2010 or 2009.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. In-service withdrawals are also permitted after a participant attains age 59 1/2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Agrium Inc. Common Stock may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock— Funds are invested in shares of common stock of Agrium Inc.

SEI Stable Asset Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

T. Rowe Price U.S. Treasury Money Market Trust — The fund seeks to provide maximum safety of capital, liquidity, and, consistent with these goals, the highest current income by investing in money market securities backed by the full faith and credit of the U.S. government.

Vanguard Short Term Bond Index Fund — The fund seeks to track the performance of a market-weighted bond index with a short-term dollar-weighted average maturity. The Fund employs an indexing approach designed to track the performance of the Barclays capital U.S. 1-5 Year Government/Credit Bond Index. This index includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities between 1 and 4 years and are publicly issued.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Vanguard Total Bond Market Index Fund — The fund seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index. The fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. At least 80% of the fund’s assets will be invested in bonds held in the index.

PIMCO Total Return Fund — The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The fund invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities. The fund may invest up to 30% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.

PIMCO Real Return Fund — The fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The fund normally invests at least 80% of net assets in inflation-indexed bonds of varying maturities. It invests primarily in investment-grade securities, but may invest up to 10% of total assets in high yield securities (“junk bonds”). The fund may invest all of its assets in derivative instruments. It is non-diversified.

Vanguard Institutional Index Fund — The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing approach designed to track the performance of the Standard & Poor’s 500 Index. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index.

American Funds Fundamental Investors Fund — The fund seeks to provide long-term growth of capital income. The fund invests primarily in common stocks or securities converted into common stocks of large, established companies that offer growth potential at reasonable prices. It may invest significantly in securities of issuers domiciled outside of the U.S. and not included in the S&P 500 Index.

Vanguard Extended Market Index Fund, Institutional — The fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium U.S. companies. The S&P Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges except those stocks that are included in the S&P500. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of the index’s total market.

Columbia Acorn Fund — The fund seeks long-term capital appreciation. Under normal circumstances, the fund invests a majority of its net assets in small- and mid-size companies with market capitalizations under $5 billion at the time of investment. However, if the fund’s investments in such companies represent less than a majority of its net assets, the fund may continue to hold and to make additional investments in an existing company in its portfolio even if that company’s capitalization has grown to exceed $5 billion.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Vanguard Total World Stock Fund — The fund seeks to track the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets around the world. The fund employs a passive management or indexing investment approach designed to track the performance for the FTSE® All-World Index, a free-float-adjusted market-capitalization-weighted index designed to measure the market performance of large- and mid-cap stocks of companies located around the world. The index includes approximately 2,800 stocks of companies located in 47 countries, including both developed and emerging markets. The fund typically holds approximately 2,000 stocks in its target index (covering nearly 99% of the index’s total market cap) and a representative sample of remaining stocks.

American Funds New Perspective Fund — The fund’s primary investment objective is to provide you with long-term growth of capital. Future income is a secondary objective. The fund invests primarily in common stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. The prices of securities held by the fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.

Vanguard FTSE All World ex-U.S. Index Fund, Institutional — The fund seeks to track the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets outside of the United States. The fund employs a passive management or indexing investment approach designed to track the performance of the FTSE All-World ex-U.S. Index, a free-float-adjusted, market-capitalization-weighted index designed to measure equity market performance of international markets.

Harbor International Fund — The fund seeks long-term total return, principally from growth of capital. The fund invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion at the time of purchase. In general, the fund stays fully invested in stocks and does not try to time the market. The subadvisor uses an analysis of economic and market data, as well as its knowledge of each country’s culture to determine country and industry allocations. Before selecting a country for investment, the subadvisor analyzes the stability of a country’s currency and its political, social, and economic culture.

T. Rowe Price Retirement Trusts — The trusts seek the highest total return over time consistent with an emphasis on both capital growth and income. This objective is pursued by investing in four underlying commingled T. Rowe Price trusts, each one emphasizing a different market sector: U.S. stocks, non-U.S. stocks, bonds, and short-term income. The trusts’ allocation between stock and bond investments will change over time. The trusts’ investment in four broad-based asset classes means that it will be exposed to the risks of different areas of the market.

See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2010 and 2009.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
(f)	Administrative Expenses

The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2010. The remaining Plan expenses, including fees, incurred in 2010 were paid directly from Plan assets. Beginning November 1, 2010, participants are paying up to maximum of $15 a quarter to help offset plan administrative expenses.

(g)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years, except for any loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2010 bear interest rates ranging from 4.25 percent to 9.25 percent.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting. Certain comparative figures have been reclassified to conform to the current year’s presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

As of December 31, 2010 and 2009, the Plan’s investments, with the exception of the SEI Stable Asset Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Prior to November 1, 2010, investments in Agrium Inc. Common Stock (“common stock”) were operated on a unitized basis. With the change in trustee (see note 1), the investment is now operated on a share accounting basis. All common stock was transferred in kind and the cash portion of the unitized stock fund was used to purchase additional common stock.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:
Level 1 — Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 — Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3 — Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.
The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009 other than for common stock as described below.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: For the year ending December 31, 2010, valued at the closing price reported on the active market on which the individual securities are traded. For the year ending December 31, 2009, valued at the computed unit value of account (equals the value of company stock held in the account (at market closing price on relevant exchange) plus the value of money market fund shares held in the account (at daily NAV) divided by the number of units in the account).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in the SEI Stable Asset Fund (collective trust) are stated at contract value, which is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan.

The accompanying Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. This adjustment is nil at December 31, 2010 as fair value approximated contract value. The accompanying Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2010, the average yield earned was 1.63 percent and the crediting interest rate to the fund was 0.89 percent. For the year ended December 31, 2009 the average yield utilized was 3.69 percent and the crediting interest rate to the fund was 1.40 percent.
(e)	New Accounting Pronouncements
Fair Value Measurement and Disclosures — amendments require an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe reasons for transfers. Also, in its information on Level 3 measurements, an entity should present separately information about purchases, sales, issuances, and settlements on a gross basis. The guidance also clarifies existing disclosures such that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements (required for Level 2 and Level 3). These amendments were effective for the Plan’s fiscal year beginning January 1, 2010, other than the revised Level 3 disclosure requirements that are effective for the 2011 Plan year. The Company did not transfer financial instruments in or out of Level 1 or 2 during the year and accordingly this guidance had minimal impact.

Reporting Loans to Participants by Defined Contribution Pension Plans — requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This amendment is effective for the Plan’s year ending December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
3.	TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

	2010	2009
Investment securities representing more than 5% of net assets available for plan benefits:
SEI Stable Asset Fund	88,178,055	95,564,327
Vanguard Institutional Index Fund	82,213,532	—
Agrium Inc. Common Stock	59,996,909	45,117,022
Vanguard Extended Market Index Fund, Institutional	46,283,469	—
Vanguard Total World Stock Fund	33,214,581	—
SEI Market Growth Strategy Fund	—	38,188,477
SEI Large Cap Growth Fund	—	37,023,655
SEI Aggressive Strategy Fund	—	34,754,152
SEI Core Fixed Income Fund	—	29,699,356
SEI S&P 500 Index Fund	—	23,874,883

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Fair value of plan investments by hierarchy level

	As of December 31, 2010
	Level 1	Level 2	Total Fair Value

Mutual funds:
Growth funds	3,930,237	—	3,930,237
Index funds	181,120,561	—	181,120,561
Other funds	1,473,377	—	1,473,377

Total mutual funds	186,524,175	—	186,524,175

Common trust funds:
Diversified portfolio	—	100,863,948	100,863,948
U.S. treasury securities	—	1,794,588	1,794,588

Total common trust funds	—	102,658,536	102,658,536

Collective trust	—	88,178,055	88,178,055
Common stock	59,996,909	—	59,996,909

	246,521,084	190,836,591	437,357,675

Fair value of plan investments by hierarchy level

	As of December 31, 2009
	Level 1	Level 2	Total Fair Value

Mutual funds:
Balanced funds	43,272,663	—	43,272,663
Fixed income	67,643,650	—	67,643,650
Growth funds	76,742,181	—	76,742,181
Index funds	23,874,883	—	23,874,883
Value funds	35,260,778	—	35,260,778

Total mutual funds	246,794,155	—	246,794,155
Collective trust	—	95,564,327	95,564,327
Common stock	45,117,022	—	45,117,022

	291,911,177	95,564,327	387,475,504

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
Mutual Funds and Common Trust Funds	34,021,976
Agrium Inc. Common Stock	20,248,327
SEI Stable Asset Fund	2,917,633

57,187,936

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of funds offered by the Trustee, as well as common stock of the Company. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held for investment purposes.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 20, 2011, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2010.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2010
Employer Identification Number: 91-1589568
Plan Number: 007
(U.S.) dollars

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
	SEI Stable Asset Fund	Collective Trust Fund	88,178,055
	Vanguard Institutional Index Fund	Mutual Fund	82,213,532
*	Agrium Inc. Common Stock	Common Stock	59,996,909
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	46,283,469
	Vanguard Total Bond Market Index Fund	Mutual Fund	33,214,581
*	T. Rowe Price Retirement 2020 Trust	Common Trust	20,716,665
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	19,157,109
*	T. Rowe Price Retirement 2015 Trust	Common Trust	17,610,156
*	T. Rowe Price Retirement 2025 Trust	Common Trust	17,385,646
*	T. Rowe Price Retirement 2030 Trust	Common Trust	11,099,770
*	T. Rowe Price Retirement 2035 Trust	Common Trust	8,336,428
*	T. Rowe Price Retirement 2040 Trust	Common Trust	7,077,414
*	T. Rowe Price Retirement 2010 Trust	Common Trust	7,020,448
*	T. Rowe Price Retirement 2045 Trust	Common Trust	5,705,582
*	T. Rowe Price Retirement 2050 Trust	Common Trust	2,285,986
*	T. Rowe Price Retirement 2005 Trust	Common Trust	2,192,909
*	T. Rowe Price U.S. Treasury Money Market Trust	Common Trust	1,794,588
	Columbia Acorn Fund	Mutual Fund	1,496,073
*	T. Rowe Price Retirement Income Trust	Common Trust	1,258,474
	PIMCO Total Return Fund	Mutual Fund	1,000,323
	American Funds Fundamental Investors Fund	Mutual Fund	984,931
	Harbor International Fund	Mutual Fund	728,272
	American Funds New Perspective Fund	Mutual Fund	720,961
	PIMCO Real Return Fund	Mutual Fund	473,054
	Vanguard Total World Stock Fund	Mutual Fund	182,629
*	T. Rowe Price Retirement 2055 Trust	Common Trust	174,470
	Vanguard Short Term Bond Index Fund	Mutual Fund	69,241

	Total investments, at fair value		437,357,675

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance	8,909,833
	Cash and cash equivalents		432,888

*	Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2010
Employer Identification Number: 91-1589568
Plan Number: 007
(U.S. dollars)

		Purchase transactions		Sales transactions
			(c)				(h)
(a) Identity of party			Purchase		(d) Selling	(g) Cost of	Transaction	(i) Net
involved	(b) Asset description	#	price	#	price	asset sold	date value	gain (loss)
Single Transactions
SEI	SEI Core Fixed Income Fund			1	37,625,215	32,232,548	37,625,215	5,392,667
SEI	SEI S&P 500 Index Fund			1	24,539,951	22,865,898	24,539,951	1,674,053
SEI	SEI Large Cap Growth Fund			1	38,192,765	32,318,409	38,192,765	5,874,356
SEI	SEI Market Growth Strategy Fund			1	44,049,355	39,863,279	44,049,355	4,186,076
SEI	SEI Aggressive Strategy Fund			1	39,985,632	34,053,770	39,985,632	5,931,862
SEI	SEI Small Cap Value Fund			1	20,002,497	16,823,295	20,002,497	3,179,202
T. Rowe Price	Vanguard Institutional Index Fund	1	79,669,762
T. Rowe Price	Agrium Inc. Common Stock	1	28,371,078
T. Rowe Price	Vanguard Total Bond Market Index Fund	1	37,625,215
T. Rowe Price	Vanguard Extended Market Index Fund, Institutional	1	43,422,826

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 20, 2011	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard

Richard L. Gearheard President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP